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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Securities and Exchange
JUN 20 2018
RECEIVED

SEC FILE NUMBER
8- 14052

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____January 1, 2017____ AND ENDING____December 31, 2017____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Touchstone Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

303 Broadway - Suite 1100
                            (No. and Street)

Cincinnati   OH   45202
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terrie A. Wiedenheft   (800) 333-5222
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                            (Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street   Cincinnati   OH   45202
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Terrie A. Wiedenheft_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Touchstone Securities, Inc._____, as of _____December 31_____, 20_17_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Sr. VP & Chief Financial Officer
Title

_____
Notary Public

KATHRYN F. PARTIN
Notary Public, State of Ohio
My Commission Expires 06-07-2019

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2017

Contents



Ernst & Young LLP   Tel: +1 513 612 1400
1900 Scripps Center Fax: +1 513 612 1730
312 Walnut Street   ey.com
Cincinnati, OH 45202

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Touchstone Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc. (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 1999.

Cincinnati, OH
February 23, 2018

Ernst & Young LLP

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$ 12,344,987
Receivable from affiliates	1,526,990
Federal income tax receivable from affiliate	2,368,299
Deferred income tax asset from affiliate	3,046
Deferred commission costs	248,683
Prepaid and other assets	457,303
Total assets	$ 16,949,308

Liabilities and Stockholder's Equity

Liabilities:

Payable to affiliates	$ 701,998
Accrued commissions	847,532
Accrued sales distribution	4,946,550
Accrued other expenses	389,986
Total liabilities	6,886,066

Stockholder's equity:

Common stock, $100 par value, 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	198,624,377
Accumulated deficit	(188,661,135)
Total stockholder's equity	10,063,242
Total liabilities and stockholder's equity	$ 16,949,308

See accompanying notes.

Touchstone Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2017

1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company distributes the Touchstone Family of Mutual Funds (the Touchstone Funds), a related party, and variable annuities of its affiliates through affiliated sales representatives. The Company generates substantially all of its revenue from transactions with affiliates.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value.

Deferred Commission Costs

The Company pays commissions to brokers who sell $1 million or more of class A shares and on all sales of class C shares of the Touchstone Funds. If the shares are redeemed within a year of their purchase, a contingent deferred sales charge ("CDSC") of up to 1.00% will be charged to the shareholder on the redemption, therefore, the commission costs incurred by the Company are capitalized and amortized over the 12 month CDSC period. As of December 31, 2017, the Company had deferred commission costs of $248,683.

Revenue Recognition

Commission revenue and related expense pertaining to variable annuity and mutual fund transactions are recorded upon the execution of the contracts for annuity transactions and the trade date for mutual fund transactions. Commission revenue is calculated as a percentage of the sale.

1401-1188153

2. Significant Accounting Policies (continued)

Sales distribution fees (12b-1 fees) are accrued monthly based on a distribution agreement between the Company and the Touchstone Funds, whereby the Company receives fees based on average net assets of class A, C and S Touchstone Funds shares. Sales distribution revenue is recorded net of fee waivers for the respective share classes.

Underwriting income is accrued monthly based on the Touchstone Family of Funds Broker Dealer Agreement between the Company and the Touchstone Funds and is calculated as a percentage of sales for class A shares.

In May 2014, the FASB issued ASU 2014-09, Revenue Recognition - Revenue from Contracts with Customers (Topic 606), which will replace substantially all current revenue recognition guidance once it becomes effective. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other standards.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606) - Principal versus Agent Considerations, which clarifies the implementation guidance for principal versus agent considerations in ASU 2014-09. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606) - Identifying Performance Obligations and Licensing, which amends the guidance in ASU 2014-09 related to identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606) - Narrow-Scope Improvements and Practical Expedients, which clarifies the following aspects in ASU 2014-09: collectability, presentation of sales taxes and other similar taxes collected from customers, noncash considerations, contract modifications at transition, completed contracts at transition, and technical correction. The Company must adopt ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09, which are effective for annual and interim periods beginning after December 15, 2017.

The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company has elected the modified retrospective transition method and has evaluated and documented the potential impact on its financial statements from adopting ASU 2014-09. The Company has concluded that upon adoption of ASU 2014-09 on January 1, 2018, there will be no impact to financial statements issued by the Company for prior periods and no change to how the Company records revenue from contracts with customers.

STATEMENT OF FINANCIAL CONDITION

Touchstone Securities, Inc.
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

Touchstone Securities, Inc.

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The net amount of deferred tax assets recorded at December 31, 2017 is $3,046. The Company had gross deferred tax liabilities and deferred tax assets of $1,155 and $4,201, respectively, at December 31, 2017. The deferred tax liability is attributable to depreciation of fixed assets. The deferred tax assets are primarily attributable to certain accruals not currently deductible. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes, meals and entertainment and remeasurement of net deferred tax assets. For the year ended December 31, 2017, the remeasurement in the net deferred tax assets of $2,030 was due to changes in the corporate tax rates associated with the Tax Cut and Jobs Act enacted on December 22, 2017, and there were no provisional amounts included in the financial statements. There was no valuation allowance as of December 31, 2017 and no changes from prior year. The amount of taxes currently receivable from WSLIC as of December 31, 2017 was $2,368,299.

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company recognizes interest and penalties, if any, related to uncertain tax positions within interest expense on the statement of operations. The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2008 through 2017) and has determined that no provisions for uncertain tax positions is required in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company serves as a distributor for annuity contracts and variable life products sold by its affiliates WSLAC, Columbus Life Insurance Company (CLIC), Integrity Life Insurance Company, and National Integrity Life Insurance Company (the Integrity Companies).

The Company receives sales distribution revenue (12b-1 fees) from the Touchstone Funds as compensation for sales distribution efforts of the Company.

The Company paid an affiliate, W&S Brokerage Services, Inc. (WSBS) for providing administrative support services in connection with certain variable annuity and mutual fund sales.

The Company paid WSBS sales distribution fees pursuant to its distribution agreement.

The Company paid WSBS commissions on sales of annuity contracts pursuant to its selling agreement.

The Company serves as placement agent to offer for sale certain membership or limited partnership interests sold by its affiliate Fort Washington Investment Advisors, Inc. The Company recorded commission income and expense reimbursements for performing its obligations under the Agreement.

The Company paid an affiliate, Touchstone Advisors a fee for an allocation of shared service of officer expenses.

The Company reimburses WSLIC for employee compensation and benefits expense.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law.

4. Benefit Plans (continued)

Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. In years where WSLIC exceeds its business expectations, the Company's matching contribution could increase to as much as half of eligible contributions up to 6%. The Company matched one half of eligible contributions up to a maximum match of 6% in 2017. Contributions by the Company amounted to $107,136 for the year ended December 31, 2017 and are included in employee compensation and benefits on the Statement of Operations. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code. During 2017, the Company did not contribute to the SERP.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

From time to time, the Company is involved in legal matters arising in the normal course of business. As of December 31, 2017, there are no known pending litigation matters against the Company.

6. Going Concern

Accounting Standards Update 2014-15, Presentation of Financial Statements — Going Concern, which was codified as Accounting Standards Codification (ASC) 205-40, requires management to evaluate the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Management has considered conditions, specifically historical operating losses, that could raise substantial doubt about the Company's ability to

6. Going Concern (Continued)

continue as a going concern. Management has implemented a plan that includes a funding commitment through capital contributions from affiliate WSLAC, which mitigates the conditions that raise substantial doubt. As such, management has concluded that the Company has the ability to continue as a going concern within one year of the date that these financial statements are issued.

7. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the date the financial condition were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial conditional.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2017, the Company's net capital, as defined, was $5,211,886, which was $4,751,597 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.32 to 1.